CONCURRENT COMPUTER CORPORATION
                            4375 RIVER GREEN PARKWAY
                              DULUTH, GEORGIA 30097


                                  June 19, 2001


VIA  EDGAR  AND  TELECOPIER
---------------------------

United States Securities and Exchange Commission
Judiciary  Plaza
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Attention:  Ms.  Johanna  Losert

     Re:    Application  for  Withdrawal of  Registration  Statement on Form S-1
            --------------------------------------------------------------------
            (No. 333-39140)
            ---------------

Ladies  and  Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Concurrent Computer Corporation, a Delaware corporation (the "Issuer"), hereby makes this application to withdraw the Registration Statement on Form S-1, File No. 333-39140, filed by the Issuer with the Securities and Exchange Commission (the "Commission"), together with all exhibits thereto (the "Registration Statement"). The Commission has not declared the Registration Statement effective, a preliminary prospectus has not been circulated and none of the common stock under the Registration Statement has been sold pursuant to the Registration Statement. The Registration Statement related to the resale of Issuer common stock by certain shareholders. The Issuer has determined that such registration is no longer advisable and therefore requests withdrawal.

     The undersigned, on behalf of the Issuer pursuant to Rule 478 of the Act, respectfully requests the Commission to grant the application of the Issuer to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

                                Very  truly  yours,

                                Concurrent  Computer  Corporation


                                By:  /s/  Steven  R.  Norton
                                     -------------------------
                                     Steven  R.  Norton
                                     Agent for Service of Registration Statement


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